SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                             FORM 15

Certification  and  Notice of Termination of  Registration  under
Section  12(g)  of  the  Securities  Exchange  Act  of  1934   or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number: 0-21572

                AMERICAN INVESTMENT NETWORK, INC.
     (Exact name of registrant as specified in its charter)

      660 Lakeland East Drive, Flowood, Mississippi  39208
                         (601) 936-2090
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Class "A" Common,  No Par Value
    (Title of each class of securities covered by this Form)

                                   None
  Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [X]       Rule 12h-3(b)(1)(ii) [   ]
     Rule 12g-4(a)(1)(ii) [X] Rule 12h-3(b)(2)(i)      [   ]
     Rule 12g-4(a)(2)(i) [   ]     Rule 12h-3(b)(2)(ii)     [   ]
     Rule 12g-4(a)(2)(ii)     [   ]          Rule 15d-6     [   ]
     Rule 12h-3(b)(1)(i) [   ]

     Approximate number of holders of record as of the
certification or notice date:      1

      Pursuant to the requirements of the Securities Exchange Act of  1934,  American  Investment Network,  Inc.  has  caused  this
certification/notice  to  be  signed  on  its   behalf   by   the
undersigned duly authorized person.

                         AMERICAN INVESTMENT NETWORK, INC.


Date:     June 20, 1997                 By:  /s/ Mark A. Oliver
                                       Mark A. Oliver, President